MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 11, 2017

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Institutional Prime Value Obligations Fund (the “Fund”)

Institutional Shares

Service Shares

Capital Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Ms. Lithotomos:

The Registrant is filing this correspondence to respond to your comments provided via telephone on June 27, 2017 regarding its Post-Effective Amendment No. 200 under the Securities Act of 1933 and Amendment No. 202 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant, with respect to the Fund, filed on May 26, 2017.

Comment 1: Please confirm supplementally that the Terms and Conditions of Rule 12d-1, under the Investment Company Act of 1940, as amended (“1940 Act”), have been complied with.

Response: The Registrant confirms that the Fund’s investment in Federated Institutional Prime Obligations Fund (the “Underlying Fund”) will comply with the Terms and Conditions of Rule 12d1-1. Additionally, the Fund notes that its reliance upon Rule 12d1-1 is prominently disclosed in both the summary and statutory investment strategy sections of the prospectus.

Comment 2: In the correspondence accompanying the subject post-effective amendment, the Registrant indicated its intent to disclose and report the Fund’s portfolio holdings and metrics required by Rule 2a-7 at the Fund-level, rather than the Underlying Fund-level. Please describe the authority upon which the Registrant is relying in taking this position.

Response: The Registrant notes that the Fund will invest all or substantially all of its net assets in the Institutional Shares of the Underlying Fund pursuant to Rule 12d1-1 and not pursuant to Section 12(d)(1)(E), which to the Registrant’s knowledge is unique to the industry.

While Form N-MFP and certain FAQs (as discussed below) provide some guidance to Form N-MFP reporting and/or website reporting for master feeder funds relying on Section 12(d)(1)(E), there appears to be little or no guidance with respect to funds relying instead on Rule 12d1-1, particularly for funds investing all or substantially all of their assets pursuant thereto.

Under Rule 30b1-7, the Fund will file electronically with the SEC on a monthly basis the portfolio and risk information required by Form N-MFP. Form N-MFP requires specific information to be reported under Items A.7. and A.8. for master feeder money market funds organized pursuant to Section 12(d)(1)(E). Additionally, with respect to reporting of 7 day gross yield, the instructions to Item A.19. of Form N-MFP specifically require that Section 12(d)(1)(E) feeder funds “look through” and report the 7 day gross yield of the corresponding master fund. However, these Form N-MFP items and instructions do not apply to the Fund. Accordingly, the Fund will report the information required by Form N-MFP based upon its own portfolio holdings, which will be generally limited to shares of the Underlying Fund, but may include direct investments in repurchase agreements (which holdings will be reported as such in Part C of the form). The Registrant believes this approach to be consistent (to the extent applicable) with the principles of the existing Staff guidance for Form N-MFP reporting.[1]

With respect to Item A.11. (Dollar-weighted average portfolio maturity (“WAM”)), Item A.12. ( Dollar-weighted average life maturity (“WAL”)), and Item A.13 (Daily and Weekly Liquidity), due to the fact that Fund will invest substantially all of its assets in the Underlying Fund, the Fund anticipates that it will report 1-day WAM, 1-day WAL, and 100% daily and weekly liquid assets. This is due to the fact that the Underlying Fund’s prospectus states that it will pay redemption proceeds either the same day (in the case of requests received by telephone), or the business day following the day (in the case of requests received by mail), upon which the redemption request is received. With respect to calculation of maturity, the Fund’s position is consistent with Rule 2a-7, Section (i)(8), which provides that “an investment in a money market fund shall be treated as having a maturity equal to the period of time within which the acquired money market fund is required to make payment upon redemption, unless the acquired money market fund has agreed in writing to provide redemption proceeds to the investing money market fund within a shorter time period, in which case the maturity of such investment shall be deemed to be the shorter period.” With respect to calculation of liquidity, the Fund’s position is consistent with existing analogous guidance provided by the Staff in the context of Section 12(d)(1)(E).[2]

With respect to website reporting, Rule 2a-7 does not specifically address look-through disclosure, either in the context of Section 12(d)(1)(E) or Rule 12d1-1. Additionally, the Registrant notes that there are a variety of current practices in the industry with respect to the manner and contents of Rule 2a-7 website disclosure by Section 12(d)(1)(E) master feeder money market funds. Accordingly, under Rule 2a-7, the Fund will: (1) disclose daily on its website (with information dating back six months) its own levels of daily and weekly liquid assets, net shareholder inflows and outflows, market-based net asset value per share, and information regarding the provision of sponsor support and the imposition of fees and gates (if any); and (2) post, monthly on its website, information regarding its own portfolio holdings current as of the last business day of the previous month. However, although not specifically required, to assist investors with understanding the full context of their investment in the Fund, a link to the Underlying Fund’s webpage (and corresponding Rule 2a-7 disclosure, including the complete Underlying Fund portfolio) will be prominently provided on the Fund’s website.[3]

Comment 3: With respect to the section “Risk/Return Summary: Fees and Expenses,” please respond supplementally to confirm that the Fund does not have the ability to recoup amounts waived.

Response: The Registrant confirms that the Fund does not have a recoupment program in which the investment adviser (or an affiliate) of the Fund has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

Comment 4. Fee Table Example: Confirm that the expense waiver affects only the calculation for the time period during which the waiver is effective.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers for the Fund. All example calculations are based on gross expenses.

Comment 5: If appropriate, please add a fund of funds risk that discusses the duplication of expenses.

Response: Respectfully, the Registrant declines to add additional risk disclosure related to duplication of expenses. In a footnote to the “Annual Fund Operating Expenses” table in the “Risk/Return Summary: Fees and Expenses” section of the prospectus and also in the “Investing in Securities of Other Investment Companies” sub-section of the “What are the Fund’s Principal Investments?” section of the Prospectus, the Fund discloses that its investment in the Underlying Fund is subject to its proportional share of the fees and expenses of the Underlying Fund. However, the Fund also discloses in these locations that the Adviser will waive and/or reimburse such fees and expenses of the Underlying Fund (including investment management fee) to the extent necessary to maintain each respective share class of the Fund’s disclosed fee limit. In this regard, it is not anticipated that shareholders of the Fund will be subject to any duplicative fees as the result of the Fund’s investment in the Underlying Fund.

Accordingly, the Registrant submits that its current risk disclosure of “Underlying Fund Risk” (for the purpose of highlighting that (1) the Fund’s performance is closely related to the risks associated with the securities and other investments held by the Underlying Fund and that (2) the ability of the Fund to achieve its investment objective will depend upon the ability of the Underlying Fund to achieve its investment objective) adequately describes the actual risks to shareholders resulting from the Fund’s investment strategy. In this regard, the Registrant notes that the Fund does not anticipate investing in a portfolio of underlying funds, but rather, will invest only in the Underlying Fund pursuant to Rule 12d1-1. Accordingly, any additional disclosure traditionally associated with fund of funds investment (for example, management risk related to the adviser’s evaluation of and allocation to multiple underlying funds) is not applicable.

Comment 6: If appropriate, please add a risk of investing in the financial services industry.

Response: Respectfully, the Registrant declines to add a risk disclosure item for risk of investing in the financial services industry because such disclosure is already provided for under “Sector Risk.” Specifically, under sector risk, the Fund states the following:

“A substantial part of the Fund’s portfolio may be comprised of securities issued by companies in the financial services industry. As a result, the Fund will be more susceptible to any economic, business, political or other developments which generally affect these companies.”

The Registrant notes that the Underlying Fund also discloses this same risk factor.

If you have any questions on the enclosed material, please contact me at (724) 720-8832.

Very truly yours,

/s/ Christina A. Eifler

Christina A. Eifler

Senior Paralegal

[1] See Staff Responses to Questions about Rule 30b1-7 and Form N-MFP, Section F (July 29, 2011).

[2] See Staff Responses to Questions About Money Market Fund Reform, Question II.5 (Aug. 7, 2012) (the Staff noting that a section 12(d)(1)(E) feeder fund may not “look through” to the daily liquidity of the underlying master fund’s portfolio, but must instead either (1) hold 10 percent in cash or other daily liquid assets; or (2) invest in a master fund that guarantees redemptions in one day).

[3] See Staff Responses to Questions About Money Market Fund Reform, Question V.D.1 (Aug. 7, 2012) (the Staff noting that, in the context of a master-feeder structure, the feeder fund must disclose the portfolio holdings of the master fund, but may do so by providing a link to the master fund’s website in lieu of separately listing the master fund’s portfolio holdings).